Exhibit 99.1

I-Mab to Hold Investor Call and Expand Clinical Data Analysis on Efficacy Signal of Lemzoparlimab from Phase 1 Clinical Trial

SHANGHAI, China, and GAITHERSBURG, MD. – November 12, 2020 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced that it will hold a call with investors on Friday, November 13 at 8:20 a.m. ET to provide deep dive analysis of preliminary clinical efficacy results of its U.S. phase 1 clinical trial (NCT03934814) evaluating lemzoparlimab (also known as TJC4) for the treatment of relapsed or refractory solid tumors. The results are being presented this week at the 2020 Society for Immunotherapy of Cancer (SITC) Annual Meeting. The purpose of the call is to provide an expanded analysis of the clinical efficacy signal from the U.S. phase 1 clinical trial, which is not previously discussed.

Please click here to access the meeting presentation.

I-Mab Conference Call and Webcast Information

Investors and analysts are invited to join the conference call on November 13 at 8:20 a.m. ET using the following dial-in information:

United States:	+1-866-519-4004
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong:	800-906-601
Conference ID:	4556519

A live webcast and an archived replay of the conference call can be accessed on the Company’s investor relations website at http://ir.i-mabbiopharma.com.

A telephone replay will be available approximately two hours after the conclusion of the call by dialing +1 855-452-5696 (U.S.), +61 2 8199-0299 (International), 400-632-2162 (Mainland China), or 800-963-117 (Hong Kong). The conference ID number for the replay is 4556519. The replay will be available through November 20, 2020.

About CD47 and Lemzoparlimab

CD47 is a cell surface protein over-expressed in a wide variety of cancers and can act to protect tumors by delivering a “don’t eat me” signal to otherwise tumor-engulfing macrophages. CD47 antibody blocks this signal and enables macrophages to attack tumor cells, making it a potentially promising cancer drug. However, development of CD47 antibody as a cancer therapy is hampered by its hematologic side effects, such as severe anemia, caused by natural binding of CD47 antibody to red blood cells. In a scientific breakthrough, scientists at I-Mab have discovered a unique CD47 antibody, lemzoparlimab, that works efficiently to target tumor cells while exerting minimal untoward effect on red blood cells, thus avoiding severe anemia.

Lemzoparlimab’s hematologic safety advantage and superb anti-tumor activities have been demonstrated previously in a series of robust pre-clinical studies. The results of the phase 1 clinical trial have provided further, clinical validation of this differentiation in patients with cancer. I-Mab continues to advance a combination study of lemzoparlimab with Keytruda® for the treatment of solid tumors and with Rituxan® for the treatment of patients with lymphoma in the U.S., in addition to an ongoing clinical trial with patients with AML/MDS in China.

In September 2020, I-Mab and AbbVie entered into a global strategic partnership to develop and commercialize lemzoparlimab, including to design and conduct further clinical trials to evaluate lemzoparlimab in multiple cancers globally and in China. The collaboration is subject to certain pre-closing conditions.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to transitioning from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facility and commercial capability. I-Mab has offices in Beijing, Shanghai, Hangzhou, Hong Kong and Maryland, United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from the lemzoparlimab (TJC4) phase 1 trial, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of lemzoparlimab (TJC4). Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts
Jielun Zhu Chief Financial Officer jielun.zhu@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 5785

Investor Inquiries
Burns McClellan, Inc. (Americas and Europe) Steve Klass E-mail: sklass@burnsmc.com Office line: +1 212 213 0006	The Piacente Group, Inc. (Asia) Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363